November 7, 2005
Angela D. Toppi, Chief Financial Officer
Trans-Lux Corporation
110 Richards Avenue
Norwalk, CT 06856-5090

RE:	Trans-Lux Corporation   File No. 1-2257
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 31, 2005

Dear Ms. Toppi:

	We have reviewed your response letter dated October 7, 2005 and have the following additional comments.

Prior Comment 4 - Business Segment Data, page 26
1. We note you believe that foreign revenues are not material to an
understanding of your financial statements. However, it appears that
the foreign operations have a significantly higher profit margin relative to the domestic operations. Taking information from Note 7 on page 22, we note that the 2004 foreign income tax expense of $306k, considered with the foreign effective income tax rate of 42.8%, infer a foreign pre-tax income of approximately $715k. Given that the 2004 consolidated earnings before taxes was $443k, it appears that foreign operations are significantly more profitable than your domestic operations. Please provide an MD&A disclosure to clarify for readers whether the foreign operations have a materially different profit margin than the domestic operations.

Prior comments 5 and 6 - MetroLux Theaters Financial Statements, page
28
2. We have read your response to prior comments five and six. We are unable to conclude that the omission of required financial statements and audit reports is consistent with the protection of investors. Please amend your filing to include the 2002 financial statements as required by Article 3-09 of Regulation S-X, along with the audit report for MetroLux Theatres required by Article 2-05 of Regulation
S-X. In addition, please include the audit opinion for MetroLux for the 2003 fiscal year.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,




								Nili Shah,
Accounting Branch Chief
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Ms. Toppi
Trans-Lux Corporation
November 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE